SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  December 12, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's News Release dated December 12, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation (Registrant)

Date: December 12, 2012	Helen Hansen
Helen Hansen, Corporate Secretary

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE MKT LLP: TRX South Surrey Office:
Suite 404 – 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyalty.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529

News Release – December 12, 2012

Tanzanian Royalty Signs Kigosi Access Agreement

Tanzanian Royalty Exploration Corporation (the “Company”) is pleased to announce the signing of an Agreement for the Access and Mineral Operations at the Kigosi Project (the “Agreement”).  The Agreement has been signed by the Ministry of Natural Resources and Tourism and by the Company.  The Kigosi Project is a joint project comprising State Mining Corporation (“Stamico”) on behalf of The Government of The United Republic of Tanzania with 15% and the Company, where the Company also represents its underlying contracts with local Tanzanian companies.

On behalf of the Project, the Company has further lodged applications for a Certificate of Environmental Compliance after having undertaken a full Environmental and Social Impact Assessment study which was undertaken by the Environmental Association of Tanzania (ENATA) and approved by the National Environment Management Council (NEMC) at the Project.

The Company has a number of projects at various stages of development and is proud that it is in partnership with Stamico on behalf of the Government of The United Republic of Tanzania and the people of Tanzania on three key Projects of Kigosi (Stamico 15%); Buckreef (Stamico 45%); and Northwestern Base metals Company Limited (Stamico 15%).

Chairman of The Board of Directors, Joseph K. Kahama, said that the signing marks an important day in the history of the company and for its commitment in partnering with the people of Tanzania who are 15% partners in the Kigosi Project. "We always strive seriously to take our partnership with the people of Tanzania to greater heights and together work towards socioeconomic development of our country", he said.

Respectfully submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.